 Filed Pursuant to Rule 433
Dated January 9, 2013                                                                                                                                                                                                                                                                                                               Registration Statement No. 333-179763
supplementing the Preliminary Prospectus
Supplement dated January 9, 2013
(to Prospectus dated January 9, 2013)

Final Term Sheet

ArcelorMittal
104,477,612 Common Shares

This final term sheet dated January 9, 2013 relates only to the securities described below and should be read together with the preliminary prospectus supplement dated January 9, 2013 and the accompanying prospectus (including the documents incorporated by reference in the Preliminary Prospectus and the accompanying prospectus) (together, the “Preliminary Prospectus”) before making a decision in connection with an investment in the securities.  The information in this final term sheet supersedes the information contained in the Preliminary Prospectus to the extent that it is inconsistent therewith.  Terms used but not defined herein have the meaning ascribed to them in the Preliminary Prospectus.

Issuer:	ArcelorMittal
Ticker:	MT (NYSE, Luxembourg Stock Exchange, NYSE Euronext (Paris and Amsterdam); MTS (Spanish Exchanges)
Total Number of Shares Sold in the Offering:	104,477,612
Price of Shares:	€12.83 or $16.75 per Share (USD/EUR spot reference 1.3060)
Underwriters:	Goldman, Sachs & Co. is acting as Sole Global Coordinator and Joint Bookrunner. BofA Merrill Lynch, Crédit Agricole CIB and Deutsche Bank are acting as Joint Bookrunners.
Underwriting discount:	1.02% (€0.1309 or $0.1709 per Share), without giving effect to any additional potential discretionary payment of up to 0.425% to underwriters
Proceeds from Net of Aggregate Underwriting Discounts and Commissions:	$1,732 million, before payment of offering expenses of approximately $17,850,000 (without giving effect to any additional discretionary payment of up to 0.425% to underwriters)
Use of Proceeds:
The net proceeds of the Offering, after deduction of underwriting discounts and commissions and expenses of approximately $18.9 million, amount to approximately $1.73 billion. The Issuer intends to use the proceeds to repay existing indebtedness under outstanding bonds with maturities ranging from 5 months to 22 months and interest rates ranging from 4.625% to 8.25%.

Mittal Family Participation:
Certain members of the Mittal Family are purchasing $300 million of ordinary shares of the Issuer in this offering at a public offering price of $16.75 per ordinary share (corresponding to 17,910,448 ordinary shares)  and are purchasing $300 million aggregate principal amount of Notes in the concurrent Note offering.  Accordingly, following the completion of the combined offering (and assuming (i) no drawing under the share lending agreement between a Mittal Family entity and the Company and (ii) conversion of all Notes at the maximum conversion ratio), Mittal Family entities will own 37.42% of the Issuer's ordinary shares.  The Underwriters will not receive any discounts and commissions relating to the Mittal Family participation.

Concurrent Transaction:
Concurrently with this offering, the Issuer is offering $2.25 billion aggregate principal amount of 6.00% mandatorily convertible subordinated notes due 2016 ("Notes") pursuant to a separate registration statement and prospectus.  The Notes have an initial minimum conversion ratio of 1.19389 Shares per $25 principal amount of the Notes (subject to adjustment), and an initial maximum conversion ratio of 1.49254 per $25 principal amount of the Notes.  The net proceeds of the Issuer’s Notes offering, after deduction of underwriting discounts and commissions and expenses of approximately $24.2 million, amount to approximately $2.23 billion.  The underwriters of the common shares offered hereby will act as the underwriters for that offering.  This offering is not contingent on the consummation of the Notes offering.

Pricing Date:	January 9, 2013
Issue Date:	January 14, 2013
Lock-Up	180 days from the date hereof

If any information contained in this Final Term Sheet is inconsistent with information contained in the accompanying prospectus or Preliminary Prospectus, the terms of this Final Term Sheet shall govern.

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, copies may be obtained from Goldman, Sachs & Co. by calling toll-free 866-471-2526.

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